SIRCLES MEDIA, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Independent Accountant's Review Report

To Management
Sircles Media, Inc.
Sacramento, California

We have reviewed the accompanying balance sheet of Sircles Media, Inc. as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 6, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SIRCLES MEDIA, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	94,997	$	85
Due from Related Party		-		10
TOTAL CURRENT ASSETS		94,997		95
NON-CURRENT ASSETS				
Trademark		65,000		35,000
TOTAL NON-CURRENT ASSETS		65,000		35,000
TOTAL ASSETS		159,997		35,095
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		38,098		-
TOTAL CURRENT LIABILITIES		38,098		-
NON-CURRENT LIABILITIES				
Related Party Loan		100		35,000
TOTAL LIABILITIES		38,198		35,000
SHAREHOLDERS' EQUITY				
Preferred Stock (10,000,000 shares authorized; 2,489,859 issued; $.0001 par value)		249		-
Common Stock (40,000,000 shares authorized; 19,000,000 issued; $.0001 par value)		1,900		1,733
Additional Paid in Capital		665,119		-
Retained Earnings (Deficit)		(545,468)		(1,638)
TOTAL SHAREHOLDERS' EQUITY		121,800		95
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	159,997	$	35,095

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

____

	2019	2018
Operating Expense		
Research & Development	405,958	-
Salaries & Wages	87,829	25
Legal & Professional	48,514	-
Selling & Marketing	27,851	-
General & Administrative	17,668	-
	587,820	25
Net Income from Operations	(587,820)	(25)
Other Income (Expense)		
Crowdfund Income	43,890	-
Other Income	900	-
Tax Expense	(800)	-
Net Income	$ (543,830)	$ (25)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (543,830)	$ (25)
Change in Accounts Payable	38,098	-
Due from Related Party	10	(10)
Net Cash Flows From Operating Activities	(505,723)	(35)
Cash Flows From Investing Activities		
Purchase of Trademark	(30,000)	(35,000)
Net Cash Flows From Investing Activities	(30,000)	(35,000)
Cash Flows From Financing Activities		
Issuance of Preferred Stock	575,000	-
Change in Additional Paid in Capital	85,535	-
Issuance of Common Stock	5,000	1,733
Proceeds From (Repayment Of) Related Party Loan	(34,900)	35,000
Retained Earnings Adjustment	-	(1,613)
Net Cash Flows From Financing Activities	630,635	35,120
Cash at Beginning of Period	85	-
Net Increase (Decrease) In Cash	94,912	85
Cash at End of Period	$ 94,997	$ 85

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

SIRCLES MEDIA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid	Retained Earnings	Total Shareholders'
	Number	Amount	Number	Amount	in Capital		Equity
Balance at Inception		$ -		$ -	$ -	$ -	$ -
Issuance of Stock	17,325,000	1,733					1,733
Retained Earnings Adjustment						(1,613)	(1,613)
Net Income						(25)	(25)
Balance at December 31, 2018	17,325,000	1,733		$ -	$ -	$ (1,638)	$ 95
Issuance of Stock	1,675,000	168	2,489,859	249	665,119		665,536
Net Income						(543,830)	(543,830)
Balance at December 31, 2019	19,000,000	$ 1,900	2,489,859	$ 249	$ 665,119	$ (545,468)	$ 121,800

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Sircles Media, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and California. The Company is a social media company that is developing a mobile networking app.

The Company reorganized from a limited liability company to a corporation in 2019.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's main revenue stream will be fees collected for their marketing services.

Crowdfund Revenue

Crowdfund Revenue consists of revenues from online crowdfund platforms. In exchange for the monies received from the crowdfund platforms, contributors will receive early access to the Company's beta app, coupons for Tech2U services, or favorable placement of their business within the Company's app at launch, depending on their contribution amount.

Tech2U is commonly controlled by the shareholders of the Company.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Trademark

Trademark includes intellectual property purchased from a third party. The Company believes this asset has an indefinite live and, thus, has not recognized an amortization expense.

Advertising

The Company records advertising expenses in the year incurred.

Research & Development

The Company records research & development expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company is subject to franchise and corporate income tax filing requirements in the State of California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- RELATED PARTY TRANSACTIONS

In 2018, Tech2U (a related party) began research and development of the Company's underlying technology. The intellectual property and results of these activities have been transferred to the Company. Additionally, Tech2U incurred general and administrative and formation fees on behalf of the company. These expenses amounted to:

Research & Development	$156,569
Professional Fees	$ 69,958
Selling & Marketing	$ 16,261
General & Administrative	$ 25

These expenses have been excluded from the Company's income statement.

In 2019, Tech2U paid for expenses on behalf of the Company. The expenses have been included on the income statement and represent a capital injection into the Company under additional paid in capital. These expenses amounted to:

Research & Development	$65,909

Professional Fees	$ 6,429
Selling & Marketing	$ 6,615
General & Administrative	$ 1,417

Tech2U is commonly controlled by the shareholders of the Company.

NOTE D- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 30,000,000 shares of $0.0001 par value Common Stock consisting of 9,000,000 Class A and 21,000,000 Class B shares. The articles of incorporation also authorize the Company is issue 10,000,000 shares of $0.0001 par value Preferred Stock.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of 10 votes per share of Class A and one vote per share of Class B. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders rights include dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences as outlined below, and voting rights. All classes of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

In the event of liquidation, holders of Preferred Stock shall receive the greater of the original issue price of such Preferred Stock plus any unpaid declared dividends or such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Shares under the articles of incorporation's conversion rate.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Class A Common Stock	8,600,000
Class B Common Stock	10,400,000
Preferred Stock	2,489,859

NOTE E- EQUITY BASED COMPENSATION

The Company has granted restricted stock units (RSUs) to various employees in exchanges for their services. The RSUs have various vesting dates.

Management valued the RSUs at $.001.

The Company recognized a stock compensation expense of $160 and $25 in 2019 and 2018, respectively.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 6, 2020, the date that the financial statements were available to be issued.